Exhibit 99.1

ParaZero Achieves Regulatory Compliance in Europe to Fly in Urban Environments with its SafeAir Systems

TEL AVIV, Israel, Feb. 11, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, announced today that its SafeAir systems, integrated with the DJI Matrice 350, DJI Mavic 3T and DJI Mavic 3E, have successfully achieved CE Class C5 compliance. This achievement marks a significant advancement in drone safety and regulatory readiness, particularly within the European market.

The CE Class C5 certification is crucial for compliance with the European Union Aviation Safety Agency (EASA) regulations, especially for operators navigating the complex Specific Operations Risk Assessment (SORA) process. By meeting these stringent requirements, ParaZero’s SafeAir systems simplify the regulatory pathway for drone operators, enabling them to conduct missions in an urban environment, with greater confidence, efficiency, and safety.

Achieving CE Class C5 compliance ensures that drone operators can now perform operations under the popular Standard Scenario STS-01, which permits drone flights in densely populated urban areas with controlled ground spaces. This reduces the need for extensive documentation and lengthy approval processes, significantly accelerating deployment timelines for commercial and defense drone missions.

Boaz Shetzer, CEO of ParaZero, said: “Achieving CE Class C5 compliance for our SafeAir systems is a major milestone unlocking new opportunities for operators to fly confidently in urban environments while maintaining full compliance with regulatory standards. As the demand for complex drone operations grows, we are proud to support operators with solutions that ensure both safety and operational efficiency.”

ParaZero’s SafeAir system is designed to autonomously detect critical failures and deploy a parachute to safely land the drone, minimizing the risk to people and property on the ground. This advanced technology has been integrated into leading drone platforms, providing an added layer of safety for both commercial and defense applications.

With the CE Class C5 certification in place, ParaZero is well-positioned to support drone operators across Europe in meeting regulatory requirements, unlocking new business opportunities in industries such as logistics, infrastructure inspection, emergency response, and defense.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses unlocking new opportunities for operators to fly confidently in urban environments while maintaining full compliance with regulatory standards and the growing demand for complex drone operations. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246